SUN KISSED INDUSTRIES, INC.

October 8, 2019

United States Securities and Exchange Commission	VIA: EDGAR

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	SUN KISSED INDUSTRIES, INC.
Offering Statement on Form 1-A
Filed September 23, 2019
File No. 024-10991

Dear Mr. Brown and Ms. Nicholson,

Further to our receipt of confirmation from your office that all comments on Sun Kissed Industries Inc.’s (the “Company”) Offering Statement on Form 1-A have been satisfied, we are now in a position to proceed with the Company’s Form 1-A Regulation A offering, subject to the SEC issuing a notice qualifying our Offering Statement. Accordingly, we hereby request the SEC qualify our Offering Statement on Form 1-A effective 4:00 p.m. on Thursday, October 10, 2019 and issue a notice to that effect.

In connection with the foregoing request, the Company hereby confirms and acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
2.	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
3.	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is in order.

Sincerely,

/s/ Carl Grant
Carl Grant, Chief Executive Officer